BROOGE ENERGY LIMITED

c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104

Cayman Islands

+971 9 201 6666

August 24, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Brooge Energy Limited Registration Statement on Form F-1 File No. 333-248068

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM on August 26, 2020, or as soon thereafter as is practicable.

Very truly yours,

Brooge Energy Limited

By:	/s/ Nicolaas L. Paardenkooper
Name:	Nicolaas L. Paardenkooper
Title:	Chief Executive Officer